UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65875

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Columbus Advisory Group, LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Fifth Avenue 14th Floor
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael D. Bunsis (516) 745-0006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route One South Ste. 4103 (Address) Iselin (City) NJ (State) 08830 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael P. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Columbus Advisory Group, LTD, as of December 31st, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COLUMBUS ADVISORY GROUP, LTD.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT
FORM X-17A-5

FOR THE YEAR ENDED

DECEMBER 31, 2019

COLUMBUS ADVISORY GROUP, LTD.

CONTENTS

DECEMBER 31, 2019

---

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Stockholder of
Columbus Advisory Group, Ltd.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **Columbus Advisory Group, Ltd.** (the "Company") as of December 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year ended December 31, 2019, and the related notes (collectively referred to as the "Financial Statements"). In our opinion, the Financial Statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information (Schedule I- Computation of Net Capital, Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's Financial Statement. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 16, 2020

COLUMBUS ADVISORY GROUP, LTD.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS:			
Cash		1,368	
Receivables from brokers and dealers:			
Good faith deposit account	$ 50,000		
Clearance account	12,773	62,773	
Securities Owned, Fair Value		76,944	
Total assets			**$141,085**
LIABILITIES AND STOCKHOLDER'S EQUITY			
LIABILITIES:			
Checking Overdraft	$ 20,031		
Accounts Payable	31,694		
Taxes Payable	6,015		
Total Liabilities			**$57,740**
STOCKHOLDERS EQUITY:			
Common stock, no par value; authorized 200 shares; outstanding 100 shares.	$ 10,000		
Additional paid-in capital	290,000		
Retained earnings (deficit)	(216,655)		
Total stockholder's equity			**$83,345**
Total liabilities and stockholder's equity			**$141,085**

See notes to financial statements.

COLUMBUS ADVISORY GROUP, LTD.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues:			
Advisory Fee Income		1,959,691	
Commissions		$ 790,313	
Ticket & Interest Rebates		72,384	
Interest & Dividends		1,605	
Trading account		7,614	
Total revenue			**2,831,607**
Expenses:			
Salaries of voting stockholders	$ 10,000		
Regulatory fees	57,475		
Rent	48,000		
Telephone	13,855		
IT expense	11,200		
Insurance	54,731		
Professional fees	138,218		
Consulting and Outside Labor	471,483		
Postage	17,507		
Compliance expense	60,000		
Commissions paid to other broker dealers	67,280		
Other expenses	8,979		
Total expenses			**958,728**
Net Income from Operations			**1,868,540**
Net Income			**$1,872,879**

See notes to financial statements.

COLUMBUS ADVISORY GROUP, LTD.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income		$ 1,872,879
CHANGES IN OPERATING ASSETS AND LIABILITIES:		
Decrease in accounts receivable	21,884	
Increase in Securities Owned	(32,758)	
Decrease in prepaid expenses	3,500	
Decrease in accrued expenses	(10,196)	
NET CASH FLOW FROM OPERATING ACTIVITIES		(17,570)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions	$ (2,819,010)	
Cash Flow used in financing activities		(2,819,010)
Net increase in cash and cash equivalents		(963,701)
CASH AND CASH EQUIVALENTS (Includes Overdraft) – January 1, 2019		945,038
CASH AND CASH EQUIVALENTS (Includes Overdraft) – December 31, 2019		$(18,663)

See notes to financial statements.

COLUMBUS ADVISORY GROUP, LTD.

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Stockholder's Equity January 1, 2019	$10,000	$290,000	$729,473	**1,029,473**
Net Income for 2019	-	-	1,872,879	1,872,879
Distributions for 2019	-	-	(2,819,010)	(2,819,010)
Stockholders' Equity, December 31, 2019	$10,000	$290,000	$(216,655)	$ 83,345

See notes to financial statements.

COLUMBUS ADVISTORY GROUP, LTD.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019

1. **DESCRIPTION OF BUSINESS:**

Columbus Advisory Group, Ltd. (the "Company") is a registered securities broker-dealer located in New York, New York. The company became a member of the National Association of Securities Dealers ("NASD") on September 9, 2003, and commenced operations on that date as a securities broker-dealer. Operations consist primarily of the execution of securities trades for customers on an agency and riskless principal basis. The Company was incorporated under the laws of the State of New York on December 4, 2002 and changed its name from Murphy Financial Group, Inc. on March 24, 2003 and further changed its name on June 30, 2013 from Olympia Asset Management, LTD.

2. **SIGNIFICANT ACCOUNTING POLICIES:**

The accompanying financial statements of the company have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company provides advisory services. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled.

Securities owned are recorded at fair value based on quoted market prices or other observable market data.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

The stockholder of the Company has elected to be taxed as an "S" corporation for federal and New York State tax purposes. Under "S" status, the Company is not subject to federal and NYS corporate income taxes on its taxable income. Instead, the stockholder is individually liable for income taxes on corporate taxable income. Accordingly, the accompanying financial statements only provide for corporation income taxes imposed by New York City. There were no material differences between financial and taxable income. Accordingly, no provisions for deferred taxes is required.

COLUMBUS ADVISORY GROUP, LTD.

NOTES TO FINANCIAL STATEMENTS CONTINUED-

ASC 740 requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, bases on the technical merits of the position. The Company had no unrecognized tax benefits.

3. **NEW ACCOUNTING PRONOUNMENTS:**

In May 2014, the FASB issued ASU No. 2014-09("ASU Topic 606"). The update provides a five-step revenue recognition model for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers (unless the contracts are in the scope of other standards). The standard also updates the accounting for certain costs associated with obtaining and fulfilling a customer contract. In addition, the standard requires disclosure of quantitative and qualitative information that enables users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted ASU Topic 606 effective January 1, 2018. The implementation of ASC Topic 606 did not have a material impact on the companies' financial condition.

In February 2016, the FASB issued ASU No. 2016-02 Accounting for Leases (Topic 842) updated the accounting standards related to lease accounting. The amendments in this update were issued to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The standard is effective for fiscal years beginning after December 15, 2018. The Company adopted this standard effective January 1, 2019 and does not anticipate it will have a material impact on the Company's financial condition.

4. **DUE FROM CLEARING FIRM:**

The Company has a clearing agreement with RBC, Inc. The clearing broker has custody of the Company securities and cash balances. These securities and/or cash positions serve as collateral for any amounts due to the clearing broker and as collateral for potential defaults of the Company's customers, which are carried, on the books and records of the clearing broker.

At December 31, 2019, the amount due from the Company's clearing firm consisted of net commission's receivable of 12,773 and a clearing deposit of $50,000.

5. **FAIR VALUE-DEFINTION & HIERACHY:**

Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance describes the fair value hierarchy for disclosing assets and liabilities measured at value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available.

Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirely. Assessing the significance of a particular input requires judgment.

The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates, benchmark yields, issuer spreads, new issue data, and collateral performance.
- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any market activity for the asset or liability.

COLUMBUS ADVISORY GROUP, LTD.

NOTES TO FINANCIAL STATEMENTS CONTINUED-

6. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK:**

The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or counter-party fails to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty.

The Company places its cash in a commercial checking account; bank balances may from time to time exceed federally insured limits.

7. **RELATED PARTY TRANSACTIONS:**

The stockholder received capital distributions from the Company in the amount of $2,819,010 during the year.

The company received advisory income from a related party in the amount of $1,959,691.

The company leases office space from a related party on a month to month basis a $4,000 per month. Rent expense amounted to $48,000.

8. **EMPLOYEE BENEFIT PLAN:**

The Company closed the maintenance of a 401(k) plan (the "Plan") for the benefit of substantially all full-time employees. Eligible employees may not make voluntary contributions to the Plan, subject to statutory and Plan limitations.

9. **THE FOLLOWING SUPPLEMENTARY INFORMATION IS SUBMITTED:**

Exemption from Rule 15c3-3 is claimed under (k) (2) (i) and (k) (2) (ii):
All customers' transactions are cleared through another broker-dealer, RBC, Inc. on a fully disclosed basis.

NET CAPITAL REQUIREMENTS:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital of 5,000 or 6.67% of aggregate indebtedness, as defined, whichever is greater.
Net capital as reported on page 9 of this audited Form X-17A-5 indicates net capital of $71,802, which exceeded the required minimum net capital of $5,000 by $66,802. The company's ratio of aggregate indebtedness to net capital was 80.42 to 1.

10. **OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:**

In the normal course of business, the Company may have cash at banks in excess of federally insured limits and is exposed to the credit risk resulting from this concentration of cash.

NOTES TO FINANCIAL STATEMENTS CONTINUED-

11. **FAIR VALUE MEASUREMENTS:**

Fair value hierarchy

The Fund's assets recorded at fair value have been categorized based on a fair value hierarchy as described in the Fund's significant accounting policies in Note 2. The following table presents the fair value hierarchy for assets measured at fair value on a recurring basis as of December 31, 2019.

Assets	Level 1	Level 2	Level 3	Balance at Fair Value
Common Stocks	$76,944	-	-	$76,944

12. **LEGAL MATTERS:**

The Company is named in various claims and legal actions in the normal course of its activities. Based upon counsel and management's opinion, the outcomes of such matters are not expected to have a material adverse effect on the financial position or changes in net assets of the Company.

13. **SUBSEQUENT EVENTS:**

Management has evaluated all subsequent transactions and events after the date of the statement of financial condition through the date the financial statements were to be issued.

COLUMBUS ADVISORY GROUP, LTD.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2019

Stockholders' equity		$ 83,345
Net capital before haircuts		$ 83,345
Less: Haircuts on securities		(11,542)
Net capital		**71,802**
Greater of:		
Minimum dollar net capital required	$ 5,000	
or		
Minimum net capital required: (6.67% of aggregate indebtedness $57,740)	$ 3,849	5,000
Excess net capital		**$66,802**
Excess net capital at 1000%		**$65,802**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	$ 57,740
Percentage of aggregate indebtedness to net capital	80.42%

See notes to financial statements.

COLUMBUS ADVISORY GROUP, LTD.

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2019

Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)	$ 71,802
Audit adjustment	-0-
Net capital per audited report, December 31, 2019	$ 71,802

No material differences existed between the unaudited and audited net capital computation.

See notes to financial statements.

COLUMBUS ADVISORY GROUP, LTD.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2019

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (i) and (k) (2) (ii) of the rule.

See notes to financial statements.

COLUMBUS ADVISORY GROUP, LTD.

INFORMATION RELATING TO POSSESION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2019

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (i) and Section (k) (2) (ii) of the rule.

See notes to financial statements.

COLUMBUS ADVISORY GROUP, LTD.

Exemption Report

December 31, 2019

Columbus Advisory Group, LTD is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5 (d) (1) and (4) for the year ended December 31, 2018. To the best of its knowledge and belief, the Company states the following:

1. The company claimed an exemption from 17 C.F.R 240.15c3-3 under the following provisions of 17 C.F.R 240.15c3-3 (k) (2) (i) and (k) (2) (ii)
2. The company met such exemption provision of 17 C.F.R 240.15c3-3 (k) (2) (i) and (k) (2) (ii) throughout the most recent fiscal year without exception.

I, Michael P. Murphy affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________

Title: President
Dated: 3/15/20

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830

(732) 781-2712
berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Sole Stockholder of
Columbus Advisory Group, Ltd.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, and were agreed to by **Columbus Advisory Group, Ltd.** (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for year ended December 31, 2019 noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 16, 2020

Columbus Advisory Group, LTD
Schedule of Assessment and Payments
For the year ended December 31, 2019

Total Revenues	**2,827,268**
SIPC Net Operating Revenue	**2,827,268**
SIPC General Assessment at .0015	**4,240.90**
Less: Payments July 2019	(2,987.06)
Assessment Balance Due (Paid February 2020)	1253.84